SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐            Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 26, 2017

	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCI Press Release Board Member Announcement October 2017

NEWS RELEASE

SHAW WELCOMES MIKE SIEVERT TO ITS BOARD

Calgary, Alberta (October 26, 2017) – Shaw Communications Inc. (“Shaw”), on behalf of the Board of Directors (the “Board”), is pleased to announce the nomination of Mike Sievert who will be joining the Board at its January 11, 2018 Annual General Meeting (“2018 AGM”).

Mike Sievert is currently the Chief Operating Officer of T-Mobile US, having had a successful career in operations and marketing in senior roles at several organizations, including Clearwire, Microsoft, AT&T Wireless and E*TRADE Financial.

“We are very excited to have Mike join us as a board member. He brings a wealth of wireless operations experience to the Board,” said JR Shaw, Executive Chair of Shaw.

“Mike also brings depth of business-to-consumer marketing expertise in the industry which will complement our customer focused approach as we continue to grow and chart our unique path for our wireless business,” added Brad Shaw, Chief Executive Officer, Shaw.

“I look forward to joining and making contributions to the Board,” said Mike Sievert, “Shaw is at an exciting point in its evolution to becoming a world-class converged player, and I welcome the opportunity to support the company through this journey.”

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca